Exhibit 4.24

GroupM EXECUTIVE SAVINGS PLAN

SUMMARY PLAN DESCRIPTION

Amended and Restated

as of

January 1, 2008

GroupM EXECUTIVE SAVINGS PLAN

SUMMARY PLAN DESCRIPTION

INTRODUCTION

The Executive Savings Plan was originally adopted effective May 1, 2005, as amended. GroupM Worldwide, Inc. hereby amends and restates the Executive Savings Plan effective as of January 1, 2008. The purpose of this amendment and restatement is to add certain plan features and to comply with the requirements of Internal Revenue Code Section 409A.

This booklet is your Summary Plan Description (“SPD”) for the GroupM Executive Savings Plan (the “ESP”). The ESP is sponsored by GroupM Worldwide, Inc. (the “Company”) and is designed to recognize your individual contribution to the Company’s overall team effort by giving you an opportunity to defer receipt of a portion of your income, thereby deferring taxes and by targeting a discretionary 25% matching contribution of your deferral. The ESP helps you to supplement your retirement benefits.

You should read this booklet carefully and refer here first when you have any questions about the ESP. If this SPD does not answer your questions, or if you need further information, you may contact the Corporate Human Resources Department at GroupM Worldwide, Inc., 498 7th Avenue, 2nd Floor, New York, NY 10018, 212 - 297- 8505.

HOW DOES THE PLAN WORK?

The ESP is a “non-qualified plan,” which is a promise by an employer to participants to pay income, at some future date, for services performed currently. By deferring income into the ESP, amounts are sheltered from immediate income taxes (but not FICA taxes), by deferring the payment of income taxes until you receive a distribution from the ESP (which is the earlier of the date of your separation from service with the Company, death, disability or retirement). All payments of deferred income are subject to income tax withholding.

It is important to note that once you choose to participate in the ESP, you cannot stop deferrals during the calendar year; however, you do have the option not to participate in a subsequent year.

WHEN AM I ELIGIBLE TO PARTICIPATE?

Senior Partners of the Company are eligible to participate in this ESP. You may participate in this ESP by making a deferral election and a payment election during (i) the Annual Plan Offering period that is held in November or December of each calendar year for the deferral of income attributable to the following calendar year, or (ii) within thirty (30) days after you first become eligible for the deferral of income attributable to service performed by you after your deferral election. Your deferral election and payment election will remain in effect unless and until you affirmatively elect to change it. Participation in the ESP is completely voluntary.

One of the requirements of this kind of plan is that you must elect to defer income before it is earned – therefore, should you decide not to participate in the ESP during the designated Offering periods described above or when first eligible, you will have to wait until the next Annual Plan Offering. Please note, you must elect to defer income in order to receive the Company match.

HOW MUCH CAN I DEFER?

You can defer up to 20% of your Annual Base Pay under the ESP. Your deferrals earn interest at the prime rate as reported by the Wall Street Journal on the first business day of each month, compounded monthly. The earnings on your deferrals also accumulate tax-deferred. If you do not participate in any year, your account balance will continue to be credited with interest until it is distributed to you.

WHAT IS THE COMPANY MATCH?

The Company, in its sole discretion, may provide you with a match of up to 25% of the first 10% of your Annual Base Pay you defer each year. The Company match will be credited to your account on the earlier of (i) the date of your separation from service with the Company, death, disability or retirement or (ii) the December 31st of the plan year a match is declared by the Company.

Please note that if you choose not to defer income to the ESP, you will not receive any Company match for the year – the match is contingent upon you participating in the ESP.

WHAT IS PENSION MAKEUP?

As a result of IRS rules and regulations, income that you defer into the ESP is not considered eligible compensation for the purpose of calculating the Company’s profit sharing contribution or your 401(k) contributions. In order to keep you from being penalized by these rules and regulations, the Company will credit your account with an amount equal to the current plan year’s profit sharing contribution, if any. You will receive this make-up contribution regardless of whether or not you are eligible to receive a profit sharing contribution under the 401(k) Plan at that time. You must be employed by the Company on December 31st of each plan year in order to receive this make-up contribution.

Your other group benefits (such as life insurance and long term disability) are not affected by your decision to defer income.

HOW ARE PLAN DEFERRALS RECORDED?

The ESP is not intended to meet the qualification requirements of Internal Revenue Code Section 401(a), but is intended to meet the requirements of Internal Revenue Code Section 409A. The ESP is intended to be an unfunded, unsecured plan maintained by the Company primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to ERISA Sections 201(2), 301(a)(3) and 401(a)(1). When you defer income, an entry is made in a ledger showing that you were owed income by the Company and that you chose to defer receipt until a later date. Any interest and Company contributions are recorded in the same manner.

Benefits under the ESP are paid out of the Company’s general assets and are therefore not protected from claims by the Company’s general creditors. There is no trust and nothing contained in this ESP or any action taken with respect to the provisions herein is intended to create a trust of any kind. You are relying on the Company’s promise to pay your ESP benefits in the future. Should the Company become insolvent or bankrupt, you will have no greater rights to your ESP benefits than a general unsecured creditor.

You may purchase a surety bond from a surety company or a letter of credit from a bank to secure your deferred compensation payments should the Company default on these payments. A surety bond is a type of performance bond issued by a surety insurance company. You pay the premium to the surety insurance company for the bond coverage. The Company cannot be involved, either directly or indirectly, in the purchase of the surety bond or letter of credit as this will be viewed by the IRS as creating a funded non-qualified plan that will be currently taxable to you. If you wish to purchase a surety bond or letter of credit, we strongly advise that you consult the services of a qualified tax professional.

You will receive periodic statements showing your accumulated deferrals, the Company contributions, and interest in order to monitor the growth of your benefit.

WHEN WILL I BE ENTITLED TO RECEIVE MY BENEFIT?

You will be entitled to receive a distribution of your ESP benefits upon earlier of your (i) separation from service (within the meaning of Treas. Reg. 1.409A-1(h)) with the Company (and all other WPP Group affiliates) (including retirement), (ii) disability (within the meaning of Treas. Reg. 1.409A-3(i)(4)) or (iii) death.

You are immediately 100% vested in your own deferral contributions. The contributions the Company makes to your account on your behalf are subject to vesting. You will only be vested in your Company contributions after you have completed five (5) years of service with the Company.

Amounts paid under the ESP are included in your gross income in the year in which they are received by you and are subject to income taxes. Since FICA taxes were paid at the time of deferral, no FICA taxes will be withheld at the time of distribution.

HOW AND WHEN WILL MY BENEFIT BE PAID?

No distributions are permitted from the ESP while you are still an active employee of the Company (if you remain employed with the Company or any WPP Group affiliate, your funds may not be paid out until you no longer work for any company in the WPP Group) and no loans are permitted at any time. For amounts earned and vested before January 1, 2005, your vested account balance will be paid to you in accordance with the terms of the ESP in effect prior to January 1, 2008.

For amounts attributable to deferrals occurring on and after January 1, 2005 and before January 1, 2008, your vested account balance will be paid to you in a single lump sum on the first payroll period following sixty (60) days after the earlier of your separation from service, disability or death.

For amounts attributable to deferrals occurring on and after January 1, 2008, you may elect to receive your vested account balance in either (i) a single lump sum payable on the first payroll period following sixty (60) days after the earlier of your separation from service or disability or (ii) ten (10) substantially equal annual installments beginning in the calendar year immediately following the earlier of the calendar year of your separation from service or disability. For purposes of the ESP, a series of installment payments will be treated as a single form of payment. Your form of payment must be selected at the same time as your deferral election is made. All payments made under the ESP are subject to income tax withholding.

If you are determined by the Company to be a “specified employee” (within the meaning of Treas. Reg. 1.409A-1(i)) as of your separation from service, your benefit cannot be paid until six (6) months following your separation from service in order to avoid subjecting you to an additional income tax imposed under Internal Revenue Code Section 409A, therefore, the payment of your benefit will be delayed and paid, with interest, on the first day of the seventh month following your separation from service.

WHAT HAPPENS IF I DIE BEFORE RECEIVING MY BENEFIT?

For amounts attributable to deferrals occurring on and after January 1, 2008, if you die before receiving all of your benefit(s) from the ESP, the remaining portion of your benefit(s) will be paid to your designated beneficiary in a single lump sum on the first payroll period following sixty (60) days after the date the Company is notified of your death. When you are invited to participate in the ESP, you will receive a Beneficiary Designation form. You may designate one or more persons as the beneficiary or beneficiaries who will be entitled to receive the amount payable from the ESP upon your death. You may, from time to time, revoke or change your beneficiary designation by filing a new beneficiary designation with the Company.

The last beneficiary designation received by the Company will be controlling. No designation, change or revocation of a beneficiary designation will be effective unless actually received and acknowledged by the Company prior to your death. If no beneficiary designation is in effect at the time of your death, or if no designated beneficiary survives you, the payment of any ESP benefits upon your death will be made to your surviving spouse, or if you have no surviving spouse, to your children, or if you have no children, to the legal representative of your estate.

WHAT ELSE SHOULD I KNOW?

Annual Base Pay

Annual Base Pay means your base pay (excluding bonus, stock options, and commissions).

Employment Rights Not Implied

Participation in the ESP neither gives you the right to be retained in the employ of the Company, nor guarantees rights or claim to any benefit except as specified in the ESP.

Administration

The ESP is administered by the Retirement Plan Committee of the Company.

Interpretation

The Retirement Plan Committee has full power and authority to interpret and administer the ESP. The Retirement Plan Committee’s interpretation and construction of any provision or action taken under the ESP is binding and conclusive on all persons for all purposes.

Incompetent Payee

If anyone entitled to a benefit becomes legally incapacitated or is otherwise unable to manage his financial affairs, the Company may pay his benefit to someone else (such as a named Beneficiary or duly appointed representative or guardian) for the benefit of that person.

Claims Procedure

Initial Claims

If you or your beneficiary does not receive a benefit to which you believe you are entitled, you or your beneficiary must file a written claim with the Company. The Company will provide you or your beneficiary with the necessary information and make all determinations as to the right of any person to a disputed benefit. Your claim will be processed within ninety (90) days (in special circumstances, this period may be extended for an additional ninety (90) days by written notice to you). If your claim has been denied, you will be notified in writing and such notification will include the reasons for the denial, specific references to pertinent plan provisions, and a description of any additional material or information regarding your claim. If notification of approval of a claim is not received within the time limits set forth above, the claim will automatically be considered denied.

Disputed Claims

If you are dissatisfied with any decision on your claim, you have the right to request, in writing, a review of the decision. You also have the right to review pertinent documents and to submit issues and comments in writing. A request for review, giving the reason the decision is believed to be in error, must be made not later than sixty (60) days after a decision on a claim is received.

All requests for review of determinations under the ESP should be addressed to the Company at the address specified in the Introduction to this SPD.

Within sixty (60) days of receipt of a request for review of the disputed claim (in special circumstances, one hundred twenty (120) days, by written notice to you), the Company will review the claim and advise you or your Beneficiary, in writing, of its determination. The Company’s decision on appeal will be final.

If notification of determination of a claim is not received within the time limits set forth above, the claim will automatically be considered denied.

Assignment

The right of any participant or any other person to the payment of benefits under the ESP may not be assigned, transferred, pledged or otherwise encumbered.

Amendment and Termination

The Company, through the action of the Board of Directors or its delegate(s), reserves the right to amend, modify or terminate the ESP at anytime. Any such action by the Company will not reduce the benefits you have accrued to the date of such action.

Governing Law

To the extent not preempted by ERISA, the ESP is governed by the laws of the State of New York, as well as all applicable federal and municipal laws and regulations now or hereafter in force.